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                                                                    Exhibit 99.1

                                                                          438854
                                                                   PRESS RELEASE

AEGON N.V. prices offering of USD 750 Million of 4.75% Senior Notes due 2013

AEGON N.V. (NYSE: AEG.N) today announced the pricing of an offering of USD 750 million of 4.75% Senior Notes due 2013. The net proceeds from the sale of the senior notes will be used to repay maturing indebtedness. The senior notes will be issued under AEGON's existing shelf registration statement. The offering is expected to close on May 20, 2003.

Banc of America Securities LLC and Citigroup are joint book-running managers on the transaction. Copies of a prospectus relating to this offering may be obtained from Banc of America Securities LLC (9 West 57th, New York, NY 10019, Attn Zachary E. Frost, Tel: +1 212 933 2913, Fax:+1 212 847 5184) and Citigroup (Prospectus Department, Citigroup Global Markets Inc, Fax : +1 718 765 6734).

This press release shall not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any sale of the notes in any state or jurisdiction in which such offer, solicitation or sale is unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About AEGON
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AEGON N.V. is the holding company of one of the world's largest listed insurance groups ranked by market capitalization and assets. Close to 90% of the existing business is in life insurance, pensions and related savings and investment products. The Group is also active in accident and health insurance, general insurance and limited banking activities. The AEGON Group is a decentralized multi-domestic corporation. Worldwide over 26,000 people are employed by AEGON.

AEGON is active in three major markets: the United States, the Netherlands and the United Kingdom. The Group is also present in, among others, Canada, Hungary, Spain, Belgium, Germany, Ireland, Taiwan and China and has a representative office in India. Its corporate headquarters are located in The Hague, the Netherlands.

Disclaimer
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Forward-looking statements
The statements contained in this press release that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Words such as "believe", "estimate", "intend", "may", "expect", "anticipate", "predict", "project", "counting on", "plan", "continue", "want", "forecast", "should", "would", "is confident" and "will" and similar expressions as they relate to us are intended to identify such forward-looking statements. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. We undertake no obligation to publicly update or revise any forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates.

All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations, including, but not limited to, the following:

o changes in general economic conditions, particularly in the United States, The Netherlands and the United Kingdom;
o changes in the performance of financial markets, including emerging markets, including:
     - the frequency and severity of defaults by issuers in our fixed income investment portfolios; and
     - the effects of corporate bankruptcies and/or accounting restatements on the financial markets and the resulting decline in value of equity and debt securities we hold;
o    the frequency and severity of insured loss events;
o changes affecting mortality, morbidity and other factors that may affect the profitability of our insurance products;


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o    changes affecting interest rate levels;
o changes affecting currency exchange rates, including the euro/US dollar and euro/UK pound exchange rates;
o increasing levels of competition in the United States, The Netherlands, the United Kingdom and emerging markets;
o changes in laws and regulations, particularly those affecting our operations, the products we sell and the attractiveness of certain products to our consumers;
o regulatory changes relating to the insurance industry in the jurisdictions in which we operate;
o the costs of defending litigation, the risk of unanticipated material adverse outcomes in such litigation and AEGON's exposure to other contingent liabilities;
o    acts of God, acts of terrorism and acts of war;
o    changes in the policies of central banks and/or foreign governments;
o    customer responsiveness to both new products and distribution channels;
o competitive, legal, regulatory, or tax changes that affect the distribution cost of or demand for our products; and
o our failure to achieve anticipated levels of earnings or operational efficiencies as well as other cost saving initiatives.

The Hague, May 14, 2003
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Inquiries:

AEGON N.V.
Group Communications                                 Investor Relations
Phone : +31 (0)70 344 83 44                          NL  +31 (0)70 344 83 05
                                                     USA +1 410 576 45 77
Web site: www.aegon.com
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